For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

5020165

Ministry of Government and Consumer Services
Ontario
Ministère des Services gouvernementaux et des Services aux consommateurs

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

NOVEMBER 04 NOVEMBRE, 2020

Barbara Duckitt
Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF CONTINUANCE
STATUTS DE MAINTIEN

Form 6
Business Corporations Act

Formule 6
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

CLARMIN EXPLORATION INC.

2. The corporation is to be continued under the name (if different from 1):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

CYBIN INC.

3. Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, État ou pays) que quitte la société :

British Columbia
Name of jurisdiction / Nom du territoire

4. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

2016, 10, 13
Year, Month, Day / année, mois, jour

5. The address of the registered office is: / Adresse du siège social en :

100 King Street West, Suite 5600
Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

Toronto
Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste

ONTARIO M5X 1C9
Postal Code/Code postal

6. Number of directors is/are: Nombre d'administrateurs :

Fixed number / Nombre fixe	OR minimum and maximum / OU minimum et maximum	
	3	20

7. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname / Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code / Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' / Résident canadien Oui/Non
Nico Civelli	5600 - 100 King Street West Toronto, ON M5X 1C9	No
Mark Lawson	5600 - 100 King Street West Toronto, ON M5X 1C9	Yes
Matthew Sutcliffe	5600 - 100 King Street West Toronto, ON M5X 1C9	No

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société.

None.

9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of Preference shares, issuable in series and an unlimited number of common shares.

10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

Refer to 4A and 4B annexed hereto.

10. *Continued*

A. PREFERENCE SHARES

1. Directors' Authority to Issue One or More Series

1.1 The board of directors of the Corporation may issue the Preference shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation may fix the number of shares in such series and shall determine, subject to Section 2.1, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, without limiting the generality of the foregoing, the rate(s), amount(s) or method(s) of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount(s) or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the date(s) and place(s) of payment of dividends and the date(s) from which such preferential dividends shall accrue, the consideration and terms and conditions of any purchase for cancellation, redemption or retraction rights (if any), the conversion or exchange rights (if any), the voting rights (if any) and the terms and conditions of any sinking fund or share purchase plan. Before the issue of the first shares of a series, the directors of the Corporation shall send to the Director (as defined in the *Business Corporations Act* (Ontario)) (the "**Act**") articles of amendment in the prescribed form containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the directors.

2. Ranking of Series of Preference Shares

2.1 No rights, privileges, restrictions or conditions attaching to a series of Preference shares shall confer upon a series a priority in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of the Corporation over any other series of Preference shares.

2.2 If any cumulative dividends, whether or not declared, or declared non-cumulative dividends, or amounts payable on a return of capital in respect of Preference shares are not paid in full, the Preference shares of all series shall participate rateably in respect of such dividends, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Preference shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

3. Voting Rights

3.1 Except as otherwise provided by the Act or in accordance with any voting rights that may from time to time be attached to any series of Preference shares in accordance with Section 1.1, the holders of the Preference shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

10. *Continued*

4. Approval of Holders of Preference Shares

4.1 The rights, privileges, restrictions and conditions attaching to the Preference shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference shares given in accordance with the Act.

5. Ranking of Preference Shares as a Class

5.1 The Preference shares shall be entitled to priority over the Common shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Preference shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preference shares of any series may also be given such other Preferences, not inconsistent with Section 2.1, over the Common shares and over any other shares ranking junior to the Preference shares as may be determined in the case of such series of Preference shares.

B. COMMON SHARES

1. Dividends

1.1 Subject to the prior rights of the holders of the Preference shares and any other shares ranking senior to the Common shares with respect to priority in the payment of dividends, the holders of the Common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine, and all dividends which the board of directors of the Corporation may declare on the Common shares shall be declared and paid in equal amounts per share on all Common shares at the time outstanding.

2. Dissolution

2.1 In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preference shares and any other shares ranking senior to the Common shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Corporation.

3. Voting Rights

3.1 The holders of the Common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None.

12. Other provisions, (if any):
Autres dispositions s'il y a lieu :

None.

13. The corporation has complied with subsection 180(3) of the *Business Corporations Act*.
La société s'est conformée au paragraphe 180(3) de la *Loi sur les sociétés par actions*.

14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

2020 08 13
Year, Month, Day
année, mois, jour

15. The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la *Loi sur les sociétés par actions* a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

CYBIN INC.
Name of Corporation / Dénomination sociale de la société

By / Par

Signature / SIgnature

Mark Lawson
Print name of signatory / Nom du signataire en lettres moulées

Director
Description of Office / Fonction

These articles **must** be signed by a director or officer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).